**SUPPLEMENT Dated February 19, 2013**
**To the Current Prospectus**

ING Marathon Plus (ILIAC)
ING Marathon Plus (IICA)

**Issued by ING Life Insurance and Annuity Company**
**Through Its Variable Annuity Account B and Variable Annuity Account I**

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

**IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS**

The Board of Directors of ING Partners, Inc. and the Board of Directors of ING Variable Portfolios, Inc. approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios."

| *Merging Portfolios* | *Surviving Portfolios* |
|---|---|
| ING Growth and Income Core Portfolio (Class I) ING UBS U.S. Large Cap Equity Portfolio (Class I) | ING Growth and Income Portfolio (Class I) |
| ING BlackRock Science and Technology(Class I) Opportunities Portfolio | ING MidCap Opportunities Portfolio (Class I)* |

*The **ING MidCap Opportunities Portfolio** (Class I) will be added under your contract for the purposes of the fund reorganization only and will not be available for new investments or transfers.

Subject to shareholder approval, each reorganization is expected to take place **on or about March 23, 2013** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in a Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to a given Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio, if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling our Customer Service Center at the number above.

As of the Reorganization Date noted above, all references in the prospectus to the Merging Portfolios are deleted.